

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Randall W. Atkins
Chairman and Chief Executive Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 1900
Lexington, Kentucky 40507

> **Re: Ramaco Resources, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 3, 2023**
> **File No. 333-267152**

Dear Randall W. Atkins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Estimated Cash Available for Dividends for the Quarters Ending June 30, 2023, September 30, 2023 and December 31, 2023.
Assumptions and Considerations, page 43

1. We note your assumption that you anticipate CORE will receive an increase in royalty payments of approximately $7.9 million, or 69%, to $19.3 million for the year ending December 31, 2023 compared to the $11.4 million in the year ended December 31, 2022, based on existing sale contracts and the current forward market prices for coal similar in quality to yours. Please provide more details regarding your existing sale contracts and current forward market prices for coal and expand your discussion regarding the basis for your projected increase in royalty payments in 2023. For any assumption related to future sales where you do not currently have existing agreements in place, please make that clear

and disclose the limitations on your ability to pay dividends.

General

2. We note that you incorporate information by reference into your registration statement. However, it appears that you are ineligible to incorporate by reference because you have not yet filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year ended December 31, 2022. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Form 10-K for the fiscal year ended December 31, 2022, and update this section accordingly.

 You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez, Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at 202-551-3718 if you have questions regarding engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, at 202-551-3642 with any other questions

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew R. Pacey, P.C.